September 8, 2009

BY EDGAR

United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-7010
Attention:	H. Roger Schwall
John Cannarella
Jim Murphy
John Lucas

Re:	Abraxas Energy Partners, L.P.;

Form S-1, as amended

Originally Filed June 13, 2007

File No. 333-144537

Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Abraxas Energy Partners, L.P. (the “Partnership”) hereby requests the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-1 (File No. 333-144537), together with all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 13, 2007.

The Registration Statement related to the proposed initial public offering of 4,000,000 common units, representing limited partner interests of the Partnership, and 2,000,000 redeemable warrants.  Since the filing of Amendment No. 11 to the Registration Statement on May 15, 2009, the board of directors of the general partner of the Partnership has determined not to pursue the proposed offering because the Partnership has entered into definitive agreements to merge with and into Abraxas Petroleum Corporation.  The Registration Statement has not been declared effective and no securities have been issued or sold pursuant to the Registration Statement.

                In accordance with the foregoing, the Partnership hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement.

Sincerely,

ABRAXAS ENERGY PARTNERS, L.P., by
      its general partner, Abraxas General Partner, LLC

/s/ Barbara M. Stuckey

Barbara M. Stuckey

President

18803 Meisner Drive
San Antonio, Texas 78258
Phone: 210.490.4788    Fax: 210.918.6675
www.abraxasenergypartners.com